Resolution of the Board of Directors

On January 25, 2017, the Board of Directors of POSCO resolved on the following:

1. Annual General Meeting of Shareholders (the “General Meeting”)

• Date and Time (Tentative): March 10, 2017 at 09:00 am (KST)

• Place (Tentative) : POSCO Center, Art Hall, 440 Teheran-ro, Gangnam-gu, 135-777 Seoul.

2. Year-end Dividend Payment

Year-end Cash Dividends per Share (KRW)	5,750
Dividend Payout Ratio (%)	2.2
Record Date	December 31, 2016
Proposed Dividend Payment Date	April 10, 2017
Year-end Dividend (KRW)	459,986,573,750
Total Annual Dividend per Share(KRW)	8,000
— Year-end Dividend per Share(KRW)	5,750
— Quarterly Dividend per Share(KRW)	2,250